Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Monday, 1 May 2023

2023 ANNUAL GENERAL MEETING VOTING RESULTS

Woodside advises that resolutions 2(a), 2(b), 2(c), 2(d), 2(e), 3, 4 and 5 put to the Annual General Meeting of members held on Friday, 28 April 2023 were carried. Resolution 6(a) was not carried and accordingly resolution 6(b) was not put to the meeting as it was conditional on resolution 6(a) being passed. Following is information on the voting outcome in respect of each resolution put to the meeting:

Item 2(a)	Re-election of Mr Ian Macfarlane as a Director	For	770,827,118	65.19%
		Against	411,685,549	34.81%
		Abstain	4,927,182
Item 2(b)	Re-election of Mr Larry Archibald as a Director	For	1,025,819,364	86.57%
		Against	159,168,399	13.43%
		Abstain	2,432,592
Item 2(c)	Re-election of Ms Swee Chen Goh as a Director	For	1,066,469,717	90.00%
		Against	118,536,678	10.00%
		Abstain	2,415,468
Item 2(d)	Election of Mr Arnaud Breuillac as a Director	For	1,153,934,492	97.35%
		Against	31,393,058	2.65%
		Abstain	2,122,397
Item 2(e)	Election of Ms Angela Minas as a Director	For	1,146,306,058	96.71%
		Against	39,056,401	3.29%
		Abstain	2,075,285
Item 3	Remuneration Report	For	935,395,738	79.02%
		Against	248,287,731	20.98%
		Abstain	3,717,352
Item 4	Approval of Grant of Executive Incentive Scheme Awards to CEO & Managing Director	For	1,141,465,292	96.81%
		Against	37,619,467	3.19%
		Abstain	8,317,059

Item 5	Non-Executive Directors’ Remuneration	For	1,157,711,855	97.76%
		Against	26,559,870	2.24%
		Abstain	3,118,860
Item 6(a)	Amendment to the Constitution requisitioned by a group of shareholders.	For	75,803,497	6.65%
		Against	1,063,368,293	93.35%
		Abstain	48,197,267

Contacts:
INVESTORS Matthew Turnbull (Group) M: +61 410 471 079 Sarah Peyman (Australia) M: +61 457 513 249 Rohan Goudge (US) M: +1 (713) 679-1550 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

WOODSIDE ENERGY GROUP LTD 2023 ANNUAL GENERAL MEETING – VOTING RESULTS

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Direct votes (as at close of direct voting)			Number of votes cast on the poll (where applicable)			Resolution result
Resolution	Resolution type	For	Against	At the proxy’s discretion	Abstain	For	Against	Abstain	For	Against	Abstain*	Carried / Not carried
2(a) Re-election of Mr Ian Macfarlane as a Director	Ordinary	721,891,284	410,871,048	29,544,875	4,677,072	18,596,298	749,863	218,275	770,827,118 65.19%	411,685,549 34.81%	4,927,182	Carried
2(b) Re-election of Mr Larry Archibald as a Director	Ordinary	974,010,567	158,612,867	32,212,207	2,149,020	18,798,497	501,760	264,179	1,025,819,364 86.57%	159,168,399 13.43%	2,432,592	Carried
2(c) Re-election of Ms Swee Chen Goh as a Director	Ordinary	1,014,938,322	117,601,093	32,282,314	2,162,934	18,455,034	875,592	233,810	1,066,469,717 90.00%	118,536,678 10.00%	2,415,468	Carried
2(d) Election of Mr Arnaud Breuillac as a Director	Ordinary	1,102,206,438	30,724,542	32,265,548	1,788,146	18,633,888	617,594	312,954	1,153,934,492 97.35%	31,393,058 2.65%	2,122,397	Carried
2(e) Election of Ms Angela Minas as a Director	Ordinary	1,094,663,799	38,286,088	32,256,300	1,778,489	18,578,001	710,815	271,804	1,146,306,058 96.71%	39,056,401 3.29%	2,075,285	Carried
3 Remuneration Report	Ordinary	889,795,649	245,115,582	28,848,573	3,224,872	16,023,248	3,101,471	438,985	935,395,738 79.02%	248,287,731 20.98%	3,717,352	Carried

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Direct votes (as at close of direct voting)			Number of votes cast on the poll (where applicable)			Resolution result
Resolution	Resolution type	For	Against	At the proxy’s discretion	Abstain	For	Against	Abstain	For	Against	Abstain*	Carried / Not carried
4 Approval of Grant of Executive Incentive Scheme Awards to CEO & Managing Director	Ordinary	1,092,937,746	33,968,579	32,194,609	7,883,631	15,642,881	3,542,895	378,660	1,141,465,292 96.81%	37,619,467 3.19%	8,317,059	Carried
5 Non-Executive Directors’ Remuneration	Ordinary	1,109,254,957	22,919,249	32,199,244	2,611,177	15,578,421	3,512,541	473,474	1,157,711,855 97.76%	26,559,870 2.24%	3,118,860	Carried
6(a) Amendment to the Constitution	Special	74,701,879	1,012,471,549	32,128,254	47,682,210	938,901	18,142,923	482,556	75,803,497 6.65%	1,063,368,293 93.35%	48,197,267	Not Carried
6(b) Contingent resolution – Capital Protection	Ordinary	174,915,644	913,883,570	32,126,665	46,057,811	979,100	18,096,022	489,258	Not applicable –item 6(b) was not required and was not put to the meeting as it was conditional on item 6(a) being passed

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll